SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934


   FOR THE MONTH OF SEPTEMBER, 2000

                          SECURITY CAPITAL U.S. REALTY
                          ----------------------------
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)



                     25B, BOULEVARD ROYAL, L-2449 LUXEMBOURG
                     ---------------------------------------
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)



        (INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE
               ANNUAL REPORTS UNDER COVER FORM 20-F OR FORM 40-F.)

                        FORM 20-F    X          FORM 40-F
                                  -------                 ---------

        (INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION
   TO THE COMMISSION PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE
                                  ACT OF 1934.)


                        YES                           NO    X
                            ----------                   --------
       (IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE
           REGISTRANT IN CONNECTION WITH RULE 12g3-2(b): 82 - N/A ).
                                                              ------


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This Form 6-K is filed by Security Capital U.S. Realty, an entity formed under the laws of Luxembourg as a Societe d'Investissement a Capital Fixe ("U.S. Realty"). Capitalized terms used herein without definition shall have the meanings ascribed thereto in the attached exhibits.

On September 26, 2000, U.S. Realty, Security Capital Group Incorporated ("Security Capital Group"), and SCRealty Incorporated, an indirect wholly owned subsidiary of Security Capital Group ("SC-Realty"), entered into a definitive Transaction Agreement (the "Transaction Agreement"), providing for, among other things:

   - The purchase by SC-Realty of all of the assets of U.S. Realty, which will consist primarily of the outstanding capital stock of Security Capital Holdings S.A., a Luxembourg corporation ("Holdings"), in exchange for shares of Class B Common Stock of Security Capital Group ("Class B Common Shares"), and cash to fund payments to dissenting stockholders and to satisfy and discharge the Indenture under which U.S. Realty's outstanding 2% Senior Unsecured Convertible Notes Due 2003 (the "U.S. Realty Notes") were issued, all as described below; and

   - The distribution to stockholders of U.S. Realty, in respect of each share of common stock of U.S. Realty, of 1.15 Class B Common Shares or, as to stockholders who vote their shares against the transaction proposal to be submitted to U.S. Realty stockholders and validly elect to receive cash instead of Class B Common Shares, an amount of cash equal to the product of (x) 1.15 multiplied by (y) the average of the daily high and low per share sales prices of the Class B Common Shares on the New York Stock Exchange during the fifteen trading days ending on the sixth trading day before the U.S. Realty stockholder meeting called to consider the transaction, net of any required withholding taxes. U.S. Realty will then be liquidated.

      Wholly owned indirect subsidiaries of Security Capital Group currently own approximately 40.6% of the outstanding shares of U.S. Realty common stock. The maximum number of Class B Common Shares that Security Capital Group would be required to issue in the transaction (assuming all U.S. Realty stockholders receive Class B Common Shares in the transaction) is 51,146,754 (plus the 34,961,935 shares that would be distributed in the transaction to wholly owned indirect subsidiaries of Security Capital Group and returned to authorized but unissued Class B Common Shares upon receipt in the distribution, or a total of 86,108,689, shares in the aggregate).

      The cash portion of the purchase price to be paid by Security Capital Group for U.S. Realty's assets will be equal to the amount of cash required to pay the transaction consideration to U.S. Realty stockholders voting against the transaction and electing cash plus the amount necessary to satisfy and discharge the Indenture under which the U.S. Realty Notes were issued, as described below. Security Capital Group's obligation to complete the transaction is conditioned on the total amount of cash required to be paid in the transaction to U.S. Realty stockholders voting against the transaction and electing cash not exceeding $200 million.

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      Prior to the purchase of U.S. Realty's assets, U.S. Realty will assign to Holdings all of U.S. Realty's liabilities, other than in respect of the U.S. Realty Notes and any liabilities in connection with an existing advance agreement between U.S. Realty and Holdings.

      As part of the transaction, U.S. Realty will use cash received from Security Capital Group to satisfy and discharge the indenture for the U.S. Realty Notes. The satisfaction and discharge of the indenture will be accomplished in accordance with the terms of the indenture by the deposit by U.S. Realty with the trustee under the indenture of funds for the purpose and in an amount sufficient to pay and discharge the entire indebtedness on the U.S. Realty Notes at a specified redemption date, which will be the later of May 23, 2001 or such date as is 30 days following the acquisition of the capital stock of Holdings by Security Capital Group. On that redemption date, the U.S. Realty Notes will be redeemed for an amount equal to their then Accreted Value (as defined in the indenture) on such redemption date, plus any interest on such U.S. Realty Notes payable through and including the redemption date.

      The transaction must be approved by the affirmative vote of at least two-thirds of the U.S. Realty shares present or represented at a meeting of stockholders, provided that at least a majority of the outstanding shares are present or represented. The issuance of Class B Common Shares in the transaction must be approved by the affirmative vote of a majority of the votes cast by the holders of Security Capital Group Class A Common Stock, Class B Common Shares and Security Capital Series B Cumulative Convertible Redeemable Voting Preferred Stock, voting together as a single class, provided that the total vote cast represents at least a majority of the voting power of such Security Capital voting stock entitled to vote on the proposal. The transaction is also conditioned on clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, review by the Commission de Surveillance du Secteur Financier, the Luxembourg regulatory agency that has authority over U.S. Realty, receipt by Security Capital Group of transaction financing (as to which Security Capital has received a commitment in respect of a $625 million financing facility), U.S. Realty stockholders having elected to receive no more than an aggregate of $200 million cash in lieu of Class B Common Shares and other customary conditions. Security Capital Group has agreed in the Transaction Agreement to vote all U.S. Realty shares beneficially owned by it (approximately 40.6% of the outstanding U.S. Realty shares) in favor of approval of the transaction.

      A copy of the Transaction Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference, and the foregoing description of certain terms of the Transaction Agreement is qualified in its entirety by reference to the Transaction Agreement.

      On September 26, 2000, Security Capital Group and U.S. Realty issued a joint press release announcing the execution of the Transaction Agreement. In the press release, Security Capital Group also announced that its Board of Directors had increased its previously announced $100 million stock buyback program to a total of $450 million. The authorized increase includes up to $200 million that would be available to U.S.

Realty stockholders that elect to receive cash in lieu of SCZ stock in the transaction, as described above. A copy of the press release is attached hereto as Exhibit 99.2 and is incorporated herein by reference, and the description herein of such press release and the matters described therein is qualified in its entirety by reference to such press release.

      Separately, on September 26, 2000, U.S. Realty issued a press release announcing the appointment of Constance B. Moore to the post of managing director of the advisor of SC-U.S. Realty, replacing Jeffrey A. Cozad, who has resigned his position. A copy of the press release is attached hereto as
Exhibit 99.3 and is incorporated herein by reference, and the description herein of such press release and the matters described therein is qualified in its entirety by reference to such press release.

          Exhibits

      99.1 Transaction Agreement dated as of September 26, 2000 by and among Security Capital Group Incorporated, SC Realty Incorporated and Security Capital U.S. Realty (incorporated by reference to
            Exhibit 10.1 to the Current Report on Form 8-K filed by Security Capital Group Incorporated on September 26, 2000).


      99.2 Joint Press Release of Security Capital Group Incorporated and Security Capital U.S. Realty dated September 26, 2000 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Security Capital Group Incorporated on September 26, 2000).

      99.3  Press Release of Security Capital U.S. Realty dated September 26,
            2000.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    SECURITY CAPITAL U.S. REALTY



                                     By:  /s/ Laura L. Hamilton
                                        --------------------------
                                          Laura L. Hamilton
                                          Vice President

Date: September 26, 2000

    Exhibit Index
    -------------

      99.1 Transaction Agreement dated as of September 26, 2000 by and among Security Capital Group Incorporated, SC Realty Incorporated and Security Capital U.S. Realty (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Security Capital Group Incorporated on September 26, 2000).


      99.2 Joint Press Release of Security Capital Group Incorporated and Security Capital U.S. Realty dated September 26, 2000 (incorporated by reference to
                        Exhibit 99.1 to the Current Report on Form 8-K filed by Security Capital Group Incorporated on September 26,
                        2000).

      99.3              Press Release of Security Capital U.S. Realty dated
                        September 26, 2000.